I, **Edward Merriman**, the **Principal Executive Officer** of **Blackcommerce LLC**, hereby certify that the financial statements of **Blackcommerce LLC** and notes thereto for the periods ending **December 2016** thru **November 2018** included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of **$ 0 – pre-revenue**; taxable income of **$ 0 – pre-revenue** and total tax of **$ 0 – pre-revenue.**

Blackcommerce LLC is a pre-revenue company for federal tax return years for 2016, 2017 and 2018.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the __11 / 28 / 2018__ (Date of Execution).

Edward Merriman
_____ (Signature)

Principal Executive Officer   (Title)

        11 / 28 / 2018
_____ (Date)

BLACKCOMMERCE LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 TO 2018

BLACKCOMMERCE LLC
Index to Financial Statements
(unaudited)


Blackcommerce LLC
Balance Sheet
Statement of Financial Position As of December 31, 2016
(unaudited)


ASSETS

  Cash $100.00
  Fixed Assets $750.00

TOTAL ASSETS $850.00

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Total Liabilities $0.00

Members' Equity $850.00

TOTAL LIABILITY and MEMBERS' EQUITY $850.00

Blackcommerce LLC
Balance Sheet
Statement of Financial Position As of December 31, 2017
(unaudited)

ASSETS

Cash $250.00
Fixed Assets $1,500.00
Intangible Assets (Digital) $62,500.00

TOTAL ASSETS $64,250.00

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Total Liabilities $0.00

Members' Equity $64,250.00

TOTAL LIABILITY and MEMBERS' EQUITY $64,250.00

<p style="text-align:center">**Blackcommerce LLC**
Balance Sheet
Statement of Financial Position As of December 31, 2018
(unaudited)</p>

ASSETS

Cash $500.00
Fixed Assets $2,500.00
Intangible Assets (Digital) $125,000.00

TOTAL ASSETS $128,000.00

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Total Liabilities $0.00

Members' Equity $128,000.00

TOTAL LIABILITY and MEMBERS' EQUITY $128,000.00

BLACKCOMMERCE LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 TO 2018

Blackcommerce LLC
Income Statement
For the Period December 01, 2016 to December 31, 2016
(unaudited)

Sales

 Total Revenue $0.00

General, Selling, and Administrative Expenses

 Materials $819.38
 Rent $518.88
 Outside Services $4,585.85

 Total Expenses $5,924.11

Tax Considerations

 Profit Before Income Tax $-5,924.11
 Income Tax $0.00


Blackcommerce LLC
Income Statement
For the Period January 01, 2017 to December 31, 2017
(unaudited)


Sales

 Total Revenue $0.00

General, Selling, and Administrative Expenses

 Materials $819.38
 Rent $518.88
 Outside Services $4,585.85

 Total Expenses $5,924.11

Tax Considerations

 Profit Before Income Tax $-5,924.11
 Income Tax $0.00

 PROFIT AFTER TAXES (LOSS) $-5,924.11

Blackcommerce LLC
Income Statement
For the Period January 01, 2018 to November 01, 2018
(unaudited)

Sales

Total Revenue $0.00

General, Selling, and Administrative Expenses

Materials $819.38
Rent $518.88
Outside Services $4,585.85

Total Expenses $5,924.11

Tax Considerations

Profit Before Income Tax $-5,924.11
Income Tax $0.00

PROFIT AFTER TAXES (LOSS) $-5,924.11

BLACKCOMMERCE LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 TO 2018
(unaudited)

Period Ending:	Nov-18	Dec-17	Dec-16
Cash flows from operating activities:			
Net income (loss)	0	0	0
Adjustments to reconcile net income (loss) to			
net cash from operating activities:			
Net cash from operating activities	0	0	0
Cash flows from investing activities:			
Net cash from investing activities	0	0	0
Cash flows from financing activities:			
Net cash used in financing activities	0	0	0
Net increase (decrease) in cash & cash equivalents	0	0	0
Cash & cash equivalents, start of period	8,886	18,272	18,272
Cash & cash equivalents, end of period	500	8,886	18,272

NOTE 1 – NATURE OF OPERATIONS

Blackcommerce LLC was formed on December 1st 2016 ("Inception") in the State of Michigan. The financial statements of Blackcommerce LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Detroit, Michigan.

Blackcommerce LLC is a social marketplace built specifically to source products and services from Black businesses and professionals.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of products and services through its digital social platform specifically when (a) the service has been performed; (b) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers

- Short-term and long-term contractual obligations with the suppliers for future purchases
- Capital expenditure commitment contracted but not yet incurred
- Non-cancelable operating leases,
- long term leases (>1 year) of property, land, facilities or equipment,
- Unused letters of credit or obligations to reduce debt]

NOTE 4 – MEMBERS' EQUITY

CAPITAL CONTRIBUTIONS, ADDITIONAL MEMBERS, CAPITAL ACCOUNTS AND LIMITED LIABILITY

Initial Capital Contributions. The names of all Members and each of their respective addresses, initial Capital Contributions, and Ownership Interests must be set forth on Exhibit A. Each Member has made or agrees to make the initial Capital Contribution set forth next to such Member's name on Exhibit A to become a Member of the Company.

Subsequent Capital Contributions. Members are not obligated to make additional Capital Contributions unless unanimously agreed by all the Members. If subsequent Capital Contributions are unanimously agreed by all the Members in a consent in writing, the Members may make such additional Capital Contributions on a pro rata basis in accordance with each Member's respective Percentage Interest or as otherwise unanimously agreed by the Members.

Additional Members.
A. With the exception of a transfer of interest (1) governed by Article 7 of the Operating Agreement Agreement or (2) otherwise expressly authorized by this Agreement, additional Persons may become Members of the Company and be issued additional Ownership Interests only if approved by and on terms determined by a unanimous written agreement signed by all of the existing Members.

B. Before a Person may be admitted as a Member of the Company, that Person must sign and deliver to the Company the documents and instruments, in the form and containing the information required by the Company, that the Members deem necessary or desirable. Membership Interests of new Members will be allocated according to the terms of this Agreement.

2.4 **Capital Accounts**. Individual Capital Accounts must be maintained for each Member, unless (a) there is only one Member of the Company and (b) the Company is exempt according to applicable tax laws. Capital Accounts must be maintained in accordance with all applicable tax laws.

2.5 **Interest**. No interest will be paid by the Company or otherwise on Capital Contributions or on the balance of a Member's Capital Account.

2.6 **Limited Liability; No Authority**. A Member will not be bound by, or be personally liable for, the expenses, liabilities, debts, contracts, or obligations of the Company, except as otherwise provided in this Agreement or as required by the Michigan Limited Liability Company Act. Unless expressly provided in this Agreement, no Member, acting alone, has any authority to undertake or assume any obligation, debt, or responsibility, or otherwise act on behalf of, the Company or any other Member.

MEMBERS

The Members of the Company and their respective addresses, Capital Contributions, and Ownership Interests are set forth below.	**Percentage Interest**

Members

Edward Jamel Merriman	100%
Address:	
615 Griswold Street	
Detroit, Michigan 48226	

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 1st, 2018 through [DATE NOTES ARE BEING PREPARED]. There have been no other events or transactions during this time that would have a material effect on the balance sheet.